Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-271881
The information in this preliminary pricing supplement is not complete and may be changed without notice. This preliminary pricing supplement is not an offer to sell these securities, nor a solicitation of an offer to buy these securities, in any jurisdiction where the offering is not permitted.
PRELIMINARY PRICING SUPPLEMENT (to Product Supplement no. 5, dated October 23, 2023, Prospectus Supplement dated May 12, 2023 and Prospectus dated May 12, 2023)	SUBJECT TO COMPLETION, DATED January 15, 2025
$
Jefferies
Jefferies Financial Group Inc.
Senior Autocallable Contingent Coupon Barrier Notes due January 27, 2028
Linked to the Worst-Performing of the iShares® U.S. Real Estate ETF, the Health Care Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund

The Senior Autocallable Contingent Coupon Barrier Notes due January 27, 2028 Linked to the Worst-Performing of the iShares® U.S. Real Estate ETF, the Health Care Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund (the “Notes”) are senior unsecured obligations of Jefferies Financial Group Inc.  The Notes have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
All payments are subject to our credit risk.  If we default on our obligations, you could lose some or a significant portion of your investment.  These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any Underlying or the securities represented by any Underlying.
SUMMARY OF TERMS
Issuer:	Jefferies Financial Group Inc.
Title of the Notes:
Senior Autocallable Contingent Coupon Barrier Notes due January 27, 2028 Linked to the Worst-Performing of the iShares® U.S. Real Estate ETF, the Health Care Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund

Aggregate Principal Amount:	$ . We may increase the Aggregate Principal Amount prior to the Original Issue Date but are not required to do so.
Issue Price:	$1,000 per Note
Stated Principal Amount	$1,000 per Note
Pricing Date:	January 24, 2025
Original Issue Date:	January 29, 2025 (3 Business Days after the Pricing Date)
Coupon Observation Dates:	Quarterly, beginning on April 24, 2025, as set forth on page PS-2. The Coupon Observation Dates are subject to postponement as described in the accompanying product supplement.
Coupon Payment Dates:	As set forth on page PS-2. The Coupon Payment Dates may be postponed if the related Coupon Observation Date is postponed as described in the accompanying product supplement.
Call Observation Dates:	Quarterly, beginning on July 24, 2025, as set forth on page PS-2. The Call Observation Dates are subject to postponement as described in the accompanying product supplement.
Call Payment Dates:	As set forth on page PS-2. The Call Payment Dates may be postponed if the related Call Observation Date is postponed as described in the accompanying product supplement.
Valuation Date:	January 24, 2028, subject to postponement as described in the accompanying product supplement.
Maturity Date:	January 27, 2028, which may be postponed if the Valuation Date is postponed as described in the accompanying product supplement.
Underlying:
The worst-performing of the iShares® U.S. Real Estate ETF (the “IYR”), the Health Care Select Sector SPDR® Fund (the “XLV”) and the Energy Select Sector SPDR® Fund (the “XLE”).  Please see “The Underlyings” below.

Worst-Performing Underlying:	The Underlying with the lowest Observation Value or Final Value, as applicable, as compared to its Initial Value
Coupon Feature:
Contingent Coupon Payments. The Notes will pay a Contingent Coupon Payment of $28.75 on the applicable Coupon Payment Date if the Observation Value of the Worst-Performing Underlying on the applicable quarterly Coupon Observation Date is greater than or equal to its Coupon Barrier.

Call Feature:
Autocallable Notes. The Notes will be automatically called if the Observation Value of the Worst-Performing Underlying on any Call Observation Date (beginning approximately six months after the Pricing Date) is equal to or greater than its Call Value.  If your Notes are called, you will receive the Call Payment on the applicable Call Payment Date, and no further amounts will be payable on the Notes.

Call Payment:	The Stated Principal Amount plus any Contingent Coupon Payment that may otherwise be due on the applicable Call Payment Date.
Payment at Maturity:
If the Final Value of the Worst-Performing Underlying is greater than or equal to its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is equal to the Stated Principal Amount

If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note that will equal:

In this scenario the Payment at Maturity will be less than the Stated Principal Amount and you could lose some or all of your investment.

The Payment at Maturity will also include the final Contingent Coupon Payment if the Observation Value of the Worst-Performing Underlying on the final Coupon Observation Date is greater than or equal to its Coupon Barrier.

Initial Value:	With respect to each Underlying, the ETF Closing Price of the Underlying on the Pricing Date.
Observation Value:	With respect to each Underlying, the ETF Closing Price of the Underlying times the Adjustment Factor on the applicable Coupon Observation Date or Call Observation Date.
Final Value:	With respect to each Underlying, the ETF Closing Price of the Underlying times the Adjustment Factor on the Valuation Date.
Coupon Barrier:	With respect to each Underlying, 70% of its Initial Value
Call Value:	With respect to each Underlying, 100% of its Initial Value
Threshold Value:	With respect to each Underlying, 70% of its Initial Value
Adjustment Factor:
Initially 1.0 with respect to each Underlying, subject to adjustment for certain events affecting the Underlyings. See “—Antidilution Adjustments for Exchange Traded Funds” in the accompanying product supplement.

Specified Currency:	U.S. dollars
CUSIP/ISIN:	47233YEK7 / US47233YEK73
Book-entry or Certificated Note:	Book-entry
Business Day	New York
Agent:	Jefferies LLC, a wholly-owned subsidiary of Jefferies Financial Group Inc. See “Supplemental Plan of Distribution.”
Calculation Agent:	Jefferies Financial Services, Inc., a wholly owned subsidiary of Jefferies Financial Group Inc.
Trustee:	The Bank of New York Mellon
Estimated value on the Pricing Date:	Approximately $975.60 per Note, or within $30.00 of that estimate. Please see “The Notes” below.
Use of Proceeds:	General corporate purposes
Listing:	None
Conflict of Interest:
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the notes being offered hereby.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interest and will be conducted in accordance with the requirements of Rule 5121.  See “Conflict of Interest.”

The Notes will be our senior unsecured obligations and will rank equally with our other senior unsecured indebtedness.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page PS-7 of this pricing supplement.
	PER NOTE	TOTAL
Public Offering Price	100.00%	$
Underwriting Discounts and Commissions	%[1]	$
Proceeds to Jefferies Financial Group Inc. (Before Expenses)%		$
1 An affiliate of the Issuer will pay a structuring fee of up to $6.00 per Note in connection with the distribution of the Notes to other registered broker-dealers.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.
As used in this pricing supplement, “we,” “us” and “our” refer to Jefferies Financial Group Inc., unless the context requires otherwise.
We will deliver the Notes in book-entry form only through The Depository Trust Company on or about January 29, 2025 against payment in immediately available funds.
Jefferies
Pricing supplement dated                     , 2025.
You should read this pricing supplement together with the related product supplement, prospectus and prospectus supplement, each of which can be accessed via the hyperlinks below, before you decide to invest.
Product Supplement no. 5 dated October 23, 2023      Prospectus supplement dated May 12, 2023 and Prospectus dated May 12, 2023

PAGE
PRICING SUPPLEMENT
You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information contained in this pricing supplement or the accompanying product supplement, prospectus or prospectus supplement is accurate as of any date later than the date on the front of this pricing supplement.

PS-i

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement contain or incorporate by reference “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not statements of historical fact and represent only our belief as of the date such statements are made. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, financial market volatility, actions and initiatives by current and future competitors, general economic conditions, controls and procedures relating to the close of the quarter, the effects of current, pending and future legislation or rulemaking by regulatory or self-regulatory bodies, regulatory actions, and the other risks and uncertainties that are outlined in our Annual Report on Form 10-K for the fiscal year ended November 30, 2023 filed with the U.S. Securities and Exchange Commission, or the SEC, on January 26, 2024 (the “Annual Report on Form 10-K”) and in our Quarterly Reports on Form 10-Q for the quarterly periods ended February 29, 2024, May 31, 2024 and August 31, 2024 filed with the SEC on April 5, 2024, July 9, 2024 and October 9, 2024, respectively. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements.

PS-ii

RECENT DEVELOPMENTS
On January 8, 2025, Jefferies Financial Group Inc. announced its financial results for its fiscal fourth quarter of 2024:

Highlights for the three months ended November 30, 2024:
●	Investment Banking Net Revenues of $987 million
●	Capital Markets Net Revenues of $652 million
●	Asset Management Fees and Revenues and Investment Return of $116 million
●	Income Before Income Taxes of $305 million
●	Net Income of $206 million (reflects a 28.2% effective tax rate)

Highlights for the year ended November 30, 2024:
●	Investment Banking Net Revenues of $3.44 billion
●	Capital Markets Net Revenues of $2.76 billion
●	Asset Management Fees and Revenues and Investment Return of $316 million
●	Income Before Income Taxes of $1 billion
●	Net Income of $669 million (reflects a 29.2% effective tax rate)

Amounts herein pertaining to November 30, 2024 represent a preliminary estimate as of the date of the earnings release and may be revised in our Annual Report on Form 10-K for the year ended November 30, 2024.

The above preliminary financial data included in this pricing supplement has been prepared by and is the responsibility of Jefferies’ management. Deloitte & Touche LLP, Jefferies’ independent public accountant, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.

THE NOTES
The Notes are senior unsecured obligations of Jefferies Financial Group Inc.  The Aggregate Principal Amount of the Notes is $      .  The Notes will mature on January 27, 2028.  The Notes have the terms described in the accompanying product supplement, prospectus supplement and prospectus, as supplemented or modified by this pricing supplement.  The Notes will pay a Contingent Coupon Payment of $28.75 on the applicable Coupon Payment Date if the Observation Value of the Worst-Performing Underlying on the applicable quarterly Coupon Observation Date is greater than or equal to its Coupon Barrier.  The Notes will be automatically called if the Observation Value of the Worst-Performing Underlying on any Call Observation Date (beginning approximately six months after the Pricing Date) is equal to or greater than its Call Value.  If your Notes are called, you will receive the Call Payment on the applicable Call Payment Date, and no further amounts will be payable on the Notes. If your Notes are not called, at maturity, if the Final Value of the Worst-Performing Underlying is greater than or equal to its Threshold Value, you will receive the Stated Principal Amount; otherwise, your Notes are subject to 1-to-1 downside exposure to decreases in the Worst-Performing Underlying from its Initial Value, with up to 100.00% of the Stated Principal Amount at risk. At maturity you will also receive the final Contingent Coupon Payment if the Observation Value of the Worst-Performing Underlying on the final Coupon Observation Date is greater than or equal to its Coupon Barrier. For more information on the Coupon Feature, the Call Feature and the Payment at Maturity please see “Summary of Terms” on the cover page of this pricing supplement.  All payments on the Notes are subject to our credit risk.  The Notes are issued as part of our Series A Global Medium-Term Notes program.
The Stated Principal Amount of each Note is $1,000.  The Issue Price will equal 100% of the Stated Principal Amount per Note.  This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the Pricing Date will be less than the Issue Price.  We estimate that the value of each Note on the Pricing Date will be approximately $975.60, or within $30.00 of that estimate.  Our estimate of the value of the Notes as determined on the Pricing Date will be set forth in the final pricing supplement.
If any Coupon Payment Date, Call Payment Date or the Maturity Date occurs on a day that is not a Business Day, then the payment owed on such date will be postponed until the next succeeding Business Day, and no interest will accrue as a result of such delay.
Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement or prospectus, as applicable.  If the terms described herein are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described herein shall control.

Coupon Observation Dates, Coupon Payment Dates, Call Observation Dates and Call Payment Dates
Coupon Observation Dates	Coupon Payment Dates	Call Observation Dates	Call Payment Dates
April 24, 2025	April 29, 2025
July 24, 2025	July 29, 2025	July 24, 2025	July 29, 2025
October 24, 2025	October 29, 2025	October 24, 2025	October 29, 2025
January 26, 2026	January 29, 2026	January 26, 2026	January 29, 2026
April 24, 2026	April 29, 2026	April 24, 2026	April 29, 2026
July 24, 2026	July 29, 2026	July 24, 2026	July 29, 2026
October 26, 2026	October 29, 2026	October 26, 2026	October 29, 2026
January 25, 2027	January 28, 2027	January 25, 2027	January 28, 2027
April 26, 2027	April 29, 2027	April 26, 2027	April 29, 2027
July 26, 2027	July 29, 2027	July 26, 2027	July 29, 2027
October 25, 2027	October 28, 2027	October 25, 2027	October 28, 2027
January 24, 2028	January 27, 2028
Valuation of the Notes
Jefferies LLC calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on its proprietary pricing models at that time. Jefferies LLC’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). In calculating the estimated value of the derivative component, Jefferies LLC estimated future cash flows based on a proprietary derivative-pricing model that is in turn based on various inputs, including the factors described under “Risk Factors—The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models” below. These inputs may be market-observable or may be based on assumptions made by Jefferies LLC in its discretionary judgment. Estimated cash flows on the bond and derivative components were discounted using a discount rate based on our internal funding rate.
The estimated value of the Notes is a function of the terms of the Notes and the inputs to Jefferies LLC’s proprietary pricing models.  The range for the estimated value of the Notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to Jefferies LLC’s proprietary pricing models on the Pricing Date.
Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modification to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains leverage, model changes may cause a larger impact on the estimated value of that note than on a similar note without such leverage.
For an initial period following the issuance of the Notes (the “Temporary Adjustment Period”), the value that will be indicated for the Notes on any brokerage account statements prepared by Jefferies LLC or its affiliates (which value Jefferies LLC may also publish through one or more financial information vendors) will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents amounts which may include, but are not limited to, profits, fees, underwriting discounts and commissions and hedging and other costs expected to be paid or realized by Jefferies LLC or its affiliates, or other unaffiliated brokers or dealers, over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the Temporary Adjustment Period.
The relationship between the estimated value on the Pricing Date and the secondary market price of the Notes
The price at which Jefferies LLC purchases the Notes in the secondary market, absent changes in market conditions, including those related to interest rates and the Underlyings, may vary from, and be lower than, the estimated value on the Pricing Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that Jefferies LLC would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.
Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

HOW THE NOTES WORK
Coupon Feature and Call Feature
The following examples illustrate the Coupon Feature and Call Feature over a range of hypothetical Observation Values of the Worst-Performing Underlying.  The examples below are for purposes of illustration only and do not take into account any tax consequences from investing in the Notes.  Payments on the Notes will depend on the actual Observation Values of the Worst-Performing Underlying on the Coupon Observation Dates and Call Observation Dates.  For recent historical performance of the Underlyings, please see “The Underlyings” section below.  The Observation Values and Final Value of each Underlying will not include any income generated by dividends paid on the Underlying or the stocks included in such Underlying, which you would otherwise be entitled to receive if you invested in the Underlyings or those stocks directly.  In addition, all payments on the Notes are subject to our credit risk.
Example 1. The Observation Value of the Worst-Performing Underlying on the first Coupon Observation Date is below its Coupon Barrier. Therefore no Contingent Coupon Payment will be paid on the applicable Coupon Payment Date, even if the Observation Value of each other Underlying is greater than its Coupon Barrier on the first Coupon Observation Date.
Example 2. The Observation Value of the Worst-Performing Underlying on the second Coupon Observation Date (which is also the first Call Observation Date) is below its Call Value but greater than or equal to its Coupon Barrier. Therefore the Notes will not be called but a Contingent Coupon Payment will be paid on the applicable Coupon Payment Date.
Example 3. The Observation Value of the Worst-Performing Underlying on the second Coupon Observation Date (which is also the first Call Observation Date) is greater than or equal to its Call Value and Coupon Barrier. Therefore the Notes will be called and the Call Payment will be paid on the applicable Call Payment Date. The Notes will no longer be outstanding and no further amounts will be payable on the Notes.

Payment at Maturity
The table below assumes the Notes have not been called and presents examples of hypothetical Payments at Maturity on the Notes over a range of hypothetical Final Values of the Worst-Performing Underlying.  The examples below are for purposes of illustration only and do not take into account any tax consequences from investing in the Notes.  The actual Payment at Maturity will depend on the actual Final Value of the Worst-Performing Underlying determined on the Valuation Date.
The table below is based on the following terms:
Stated Principal Amount:	$1,000 per Note.
Hypothetical Initial Value of the Worst- Performing Underlying:	100
Hypothetical Coupon Barrier of the Worst- Performing Underlying:	70
Hypothetical Threshold Value of the Worst- Performing Underlying:	70
Contingent Coupon Payment:	$28.75 per Note

Final Value of the Worst Performing Underlying	Payment at Maturity per Note	Return on the Notes
0.00	$0.00	-100.000%
50.00	$500.00	-50.000%
69.99	$699.90	-30.010%
70.00(1)	$1,028.75	2.875%
80.00	$1,028.75	2.875%
90.00	$1,028.75	2.875%
100.00	$1,028.75	2.875%
110.00	$1,028.75	2.875%
150.00	$1,028.75	2.875%

(1)	This hypothetical Final Value of the Worst-Performing Underlying corresponds to its Coupon Barrier and Threshold Value.

RISK FACTORS
In addition to the other information contained and incorporated by reference in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement, including the section entitled “Risk Factors” in our Annual Report on Form 10‑K, you should consider carefully the following factors before deciding to purchase the Notes.
Structure-related Risks
You may lose a significant portion or all of your investment.
If the Final Value of the Worst-Performing Underlying is less than its Threshold Value, you will receive for each Note that you hold a Payment at Maturity that is less than the Stated Principal Amount of each Note. In this case investors will lose 1% of the Stated Principal Amount for every 1% decline in the Final Value below the Initial Value. Investors may lose up to 100% of the Stated Principal Amount of the Notes.
Your investment return is limited to the return represented by the Contingent Coupon Payments, if any.
Your investment return will be limited to the return represented by the Contingent Coupon Payments, if any, paid over the term of the Notes.  You will not receive a payment on the Notes greater than the Stated Principal Amount plus any Contingent Coupon Payments, regardless of the appreciation of the Underlyings.  In contrast, a direct investment in the Underlyings (or any securities, commodities or other assets represented by the Underlyings) would allow you to receive the full benefit of any appreciation in the value of the Underlyings (or those underlying assets).
You may not receive any Contingent Coupon Payments.
You will not necessarily receive any Contingent Coupon Payments on the Notes. If the Observation Value of the Worst-Performing Underlying is less than its Coupon Barrier on each Coupon Observation Date, you will not receive any Contingent Coupon Payments over the term of the Notes. In this case, you will not receive a positive return on the Notes.
If the Notes are called you will be subject to reinvestment risk.
If the Notes are called, the term of the Notes will be short. In such a case, your ability to receive any Contingent Coupon Payments over the term of the Notes will be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to maturity.
The Notes are subject to the risks of each Underlying, not a basket composed of the Underlyings, and will be negatively affected if the Observation Value or Final Value of any Underlying decreases below its Coupon Barrier, Call Value or Threshold Value on the applicable Coupon Observation Date, Call Observation Date or Valuation Date, even if the Observation Value or Final Value of the other Underlyings do not.
The Notes are linked to the worst-performing of the Underlyings and you are subject to the risks associated with each Underlying. The Notes are not linked to a basket composed of the Underlyings, where the depreciation in the value of one Underlying could be offset to some extent by the appreciation in the value of the other Underlying. The individual performance of each Underlying will not be combined, and the depreciation in the value of one Underlying will not be offset by any appreciation in the value of the other Underlying. For example, even if the Observation Value of an Underlying is at or above its Coupon Barrier, you will not receive a Contingent Coupon Payment on the applicable Coupon Payment Date if the Observation Value of the Worst-Performing Underlying is below its Coupon Barrier. Similarly, if the Final Value of an Underlying is at or above its Threshold Value, you will lose a portion of your principal if the Final Value of the Worst-Performing Underlying is below its Threshold Value.
Payments on the Notes is not linked to the value of the Underlyings at any time other than the Coupon Observation Dates, Call Observation Dates or Valuation Date.
The Observation Value of each Underlying will be based on its ETF Closing Price on the applicable Coupon Observation Date or Call Observation Date and the Final Value of each Underlying will be based on its ETF Closing Price on the Valuation Date (in each case subject to postponement for non-trading days and Certain Market Disruption Events as described in the accompanying product supplement).  Even if the value of the Worst-Performing Underlying is always greater than its Coupon Barrier prior to a Coupon Observation Date, you will not receive a Contingent Coupon Payment on the applicable Coupon Payment Date if the Observation Value of the Worst-Performing Underlying is below its Coupon Barrier on the Coupon Observation Date. Furthermore, even if the value of the Worst-Performing Underlying appreciates prior to the Valuation Date but then drops below its Threshold Value on the Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the value of the Worst-Performing Underlying prior to such drop.  Although the actual value of an Underlying on the Maturity Date or at other times during the term of the Notes may be higher than its Observation Values or Final Value, payments on the Notes will be based solely on the Observation Values and Final Values of the Underlyings.
You will not benefit in any way from the performance of the better performing Underlyings.
The return on the Notes will depend solely on the performance of the Worst-Performing Underlying, and you will not benefit in any way from the performance of the better performing Underlyings. The Notes may underperform a similar investment in each of the Underlyings or a similar alternative investment linked to a basket composed of the Underlyings. In either such case, the performance of the better performing Underlyings would be blended with the performance of the Worst-Performing Underlying, resulting in a potentially better return than what you would receive on the Notes.
The Notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes.
You are dependent on our ability to pay all amounts due on the Notes and therefore you are subject to our credit risk.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
Valuation- and Market-related Risks
The market price of the Notes will be influenced by many unpredictable factors.
Several factors, many of which are beyond our control, will influence the value of the Notes in the secondary market and the price at which Jefferies LLC may be willing to purchase or sell the Notes in the secondary market, including the value, volatility (frequency and magnitude of changes in value) and dividend yield of the Underlyings, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the Underlyings or equities markets generally and which may affect the Observation Values or Final Value of the Underlyings and any actual or anticipated changes in our credit ratings or credit spreads.  The value of the Underlyings may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  See “The Underlyings” below.  You may receive less, and possibly significantly less, than the Stated Principal Amount per Note if you try to sell your Notes prior to maturity.
The estimated value of the Notes on the Pricing Date, based on Jefferies LLC proprietary pricing models at that time and our internal funding rate, will be less than the Issue Price.
The difference is attributable to certain costs associated with selling, structuring and hedging the Notes that are included in the Issue Price.  These costs include (i) the selling concessions paid in connection with the offering of the Notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the Notes and (iii) the expected profit (which may be more or less than actual profit) to Jefferies LLC or other of our affiliates in connection with hedging our obligations under the Notes.  These costs adversely affect the economic terms of the Notes because, if they were lower, the economic terms of the Notes would be more favorable to you.  The economic terms of the Notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the Notes.  See “The estimated value of the Notes would be lower if it were calculated based on our secondary market rate” below.
The estimated value of the Notes was determined for us by our subsidiary using proprietary pricing models.
Jefferies LLC derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models at that time.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the Underlyings.  Jefferies LLC’s views on these inputs and assumptions may differ from your or others’ views, and as an agent in this offering, Jefferies LLC’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the Notes.  Moreover, the estimated value of the Notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the Notes for other purposes, including for accounting purposes.  You should not invest in the Notes because of the estimated value of the Notes.  Instead, you should be willing to hold the Notes to maturity irrespective of the initial estimated value.

Since the estimated value of the Notes is a function of the underlying assumptions and construction of Jefferies LLC’s proprietary derivative-pricing model, modifications to this model will impact the estimated value calculation.  Jefferies LLC’s proprietary models are subject to ongoing review and modification, and Jefferies LLC may change them at any time and for a variety of reasons.  In the event of a model change, prior descriptions of the model and computations based on the older model will be superseded, and calculations of estimated value under the new model may differ significantly from those under the older model.  Further, model changes may cause a larger impact on the estimated value of a note with a particular return formula than on a similar note with a different return formula.  For example, to the extent a return formula contains a participation rate of greater than 100%, model changes may cause a larger impact on the estimated value of that note than on a similar note without such participation rate.
The estimated value of the Notes would be lower if it were calculated based on our secondary market rate.
The estimated value of the Notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the Notes.  Our internal funding rate is generally lower than our secondary market rate, which is the rate that Jefferies LLC will use in determining the value of the Notes for purposes of any purchases of the Notes from you in the secondary market.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the Notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the interest that is payable on the Notes.
Because there is not an active market for traded instruments referencing our outstanding debt obligations, Jefferies LLC determines our secondary market rate based on the market price of traded instruments referencing our debt obligations, but subject to adjustments that Jefferies LLC makes in its sole discretion.  As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our creditworthiness as adjusted for discretionary factors such as Jefferies LLC’s preferences with respect to purchasing the Notes prior to maturity.
The estimated value of the Notes is not an indication of the price, if any, at which Jefferies LLC or any other person may be willing to buy the Notes from you in the secondary market.
Any such secondary market price will fluctuate over the term of the Notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the Notes than if our internal funding rate were used.  In addition, any secondary market price for the Notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the Notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the Notes will be less than the Issue Price.
The Notes will not be listed on any securities exchange and secondary trading may be limited.
The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  Jefferies LLC may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.  When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Jefferies LLC is willing to transact.  If, at any time, Jefferies LLC were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.
Conflict-related Risks
The Calculation Agent, which is a subsidiary of ours, will make determinations with respect to the Notes.
As Calculation Agent, Jefferies Financial Services, Inc. will determine the Initial Value of each Underlying, will determine the Observation Values and Final Value of each Underlying and will calculate the amount of cash you receive during the term of the Notes.  Moreover, certain determinations made by Jefferies Financial Services, Inc., in its capacity as Calculation Agent, may require it to exercise discretion and make subjective judgments, such as with respect to the occurrence or non-occurrence of Market Disruption Events, changes to the Adjustment Factor or calculation of the Observation Value or Final Value in the event of a Market Disruption Event or discontinuance of an Underlying.  These potentially subjective determinations may adversely affect payments on the Notes
Our trading and hedging activities may create conflicts of interest with you.
We or one or more of our subsidiaries, including Jefferies LLC, may engage in trading activities related to the Notes that are not for your account or on your behalf.  We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the Notes.  We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates.  This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.  These trading and hedging activities may present a conflict of interest between your interest as a holder of the Notes and the interests we and our subsidiaries may have in our proprietary accounts, in facilitating transactions for our customers, and in accounts under our management.
Underlying-related Risks
Investing in the Notes is not equivalent to investing in any Underlying.
Investing in the Notes is not equivalent to investing in any Underlying or the securities represented by or included in any Underlying.  As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlyings or the securities represented by or included in any Underlying.
Historical performance of the Underlyings should not be taken as an indication of the future performance of the Underlyings during the term of the Notes.
The actual performance over the term of the Notes of the Underlyings as well as any payment on the Notes may bear little relation to the historical performance of the Underlyings.  The future performance of the Underlyings may differ significantly from their historical performance, and no assurance can be given as to the value of the Underlyings during the term of the Notes.  It is impossible to predict whether the value of the Underlyings will rise or fall.  We cannot give you assurance that the performance of the Underlyings will not adversely affect any payment on the Notes.
You must rely on your own evaluation of the merits of an investment linked to the Underlyings.
In the ordinary course of their businesses, we or our subsidiaries may have expressed views on expected movements in the Underlyings or the securities represented by or included in the Underlyings, and may do so in the future.  These views or reports may be communicated to our clients and clients of our subsidiaries.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in markets relating to the Underlyings may at any time have views that are significantly different from ours or those of our subsidiaries.  For these reasons, you should consult information about the Underlyings or the securities represented by or included in the Underlyings from multiple sources, and you should not rely on the views expressed by us or our subsidiaries.
Neither the offering of the Notes nor any views which we or our subsidiaries from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the Notes.
Adjustments to an Underlying or its Underlying Index could adversely affect the value of the Notes.
The investment advisor or index publisher of an Underlying or its Underlying Index may add, delete or substitute the securities included in that Underlying or Underlying Index or make other methodological changes that could change the value of that Underlying or Underlying Index.  An investment advisor or index publisher may discontinue or suspend calculation or publication of the applicable Underlying or Underlying Index at any time.  In these circumstances, the Calculation Agent will have the sole discretion to calculate the value of an Underlying by reference to its Underlying Index or substitute a successor index that is comparable to the discontinued Underlying or Underlying Index and is not precluded from considering indices that are calculated and published by the Calculation Agent or any of its affiliates.  If the Calculation Agent determines that there is no appropriate successor index, payments on the Notes will be an amount based on the closing prices at maturity of the securities included in the Underlying at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent in accordance with the formula for calculating the Underlying last in effect prior to discontinuance of the Underlying.

The performance and market price of each Underlying, particularly during periods of market volatility, may not correlate with the performance of its Underlying Index, the performance of the component securities of its Underlying Index or the net asset value per share of the Underlying.
ETFs generally do not fully replicate their applicable Underlying Index and may hold securities that are different than those included in their applicable Underlying Index. In addition, the performance of an ETF will reflect additional transaction costs and fees that are not included in the calculation of its Underlying Index. All of these factors may lead to a lack of correlation between the performance of an ETF and its Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the equity securities underlying an ETF may impact the variance between the performance of such ETF and its Underlying Index. Finally, because the shares of an ETF are traded on an exchange and are subject to market supply and investor demand, the market price of one share of an ETF may differ from the net asset value per share of such ETF.

In particular, during periods of market volatility, or unusual trading activity, trading in the securities underlying an ETF may be disrupted or limited, or such securities may be unavailable in the secondary market. Under these circumstances, the liquidity of an ETF may be adversely affected, market participants may be unable to calculate accurately the net asset value per share of such ETF, and their ability to create and redeem shares of such ETF may be disrupted. Under these circumstances, the market price of an ETF may vary substantially from the net asset value per share of such ETF or the level of its Underlying Index.

For all of the foregoing reasons, the performance of each Underlying may not correlate with the performance of its Underlying Index, the performance of the component securities of its Underlying Index or the net asset value per share of the Underlying. Any of these events could materially and adversely affect the price of an Underlying and, by extension, adversely affect the value of the Notes. Additionally, if market volatility or these events were to occur on a Coupon Observation Date, Call Observation Date or the Valuation Date with respect to an Underlying, the Calculation Agent would maintain discretion to determine whether such market volatility or events have caused a Market Disruption Event to occur, and such determination would affect payments on the Notes. If the Calculation Agent determines that no Market Disruption Event has taken place, payments on the Notes would be based solely on the ETF Closing Price per share of the ETF on the relevant Coupon Observation Date, Call Observation Date or the Valuation Date, even if the ETF is underperforming its Underlying Index or the component securities of its Underlying Index and/or trading below the net asset value per share of the ETF.

The antidilution adjustments the Calculation Agent is required to make do not cover every event that could affect an Underlying.

The Calculation Agent will adjust the amount payable on the Notes for certain events affecting an Underlying. However, the Calculation Agent will not make an adjustment for every event that could affect an Underlying. If an event occurs that does not require the Calculation Agent to adjust the amount payable on the Notes, the market price of the Notes may be materially and adversely affected.

The stocks held by the Underlyings are concentrated in a few sectors.

The Underlyings hold securities issues by companies in the real estate, health care and energy sectors. As a result, the stocks that will determine the performance of the Notes are concentrated in just a few sectors. Although an investment in the Notes will not give holders any ownership or other direct interests in the securities held by the Underlyings, the return on an investment in the Notes will be subject to certain risks associated with a direct equity investment in these sectors. Accordingly, by investing in the Notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

Adverse conditions in the real estate sector may reduce your return on the Notes.
All of the stocks held by the IYR are issued by companies whose primary lines of business are directly associated with the real estate sector and include real estate investment trusts (“REITs”). Real estate is highly sensitive to general and local economic conditions and developments, and characterized by intense competition and periodic overbuilding.  Many real estate companies, including REITs, utilize leverage (and some may be highly leveraged), which increases investment risk and the risk normally associated with debt financing, and could potentially magnify the IYR’s losses. Rising interest rates could result in higher costs of capital for real estate companies, which could negatively affect a real estate company’s ability to meet its payment obligations or its financing activity and could decrease the market prices for REITs and for properties held by such REITs. The residential and residential-related REIT sub-industry consists of REITs with exposure to residential real estate and certain types of commercial real estate that complements residential real estate, including properties operated by healthcare providers and self-

storage companies.  Investments in these REITs may be affected by the conditions of the rental market, property and rental values and interest rates, among other things.  Equity REITs that invest in commercial real estate may be adversely affected by conditions in the real estate market, failure of tenants to renew leases and decline in rental values.  As a result of these factors, the value of the Notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the real estate sector.
Adverse conditions in the health care sector may reduce your return on the Notes.

All of the securities held by the XLV are issued by companies whose primary lines of business are directly associated with the health care sector. The profitability of these companies is largely affected by restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure and an increased emphasis on outpatient services. Companies in the health care sector are heavily dependent on patent protection and the process of obtaining patent approval can be long and costly. The expiration of patents may adversely affect the profitability of the companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. Companies in the health care sector are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. Health care companies are also subject to extensive litigation based on product liability and similar claims. In addition, their products can become obsolete due to industry innovation, changes in technologies or other market developments. As a result of these factors, the price of the XLV, and therefore the value of the Notes, may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the health care sector.
Adverse conditions in the energy sector may reduce your return on the Notes.
All of the stocks held by the XLE are issued by companies whose primary lines of business are directly associated with the energy sector. Issuers in energy-related industries can be significantly affected by fluctuations in energy prices and supply and demand of energy fuels. Markets for various energy-related commodities can have significant volatility, and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and to incur significant amounts of debt, in order to maintain or expand their reserves. Oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. These companies may be at risk for environmental damage claims. As a result of these factors, the value of the Notes may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the energy sector.

The stocks of companies in the energy sector are subject to swift price fluctuations.
The issuers of the stocks held by the XLE develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to energy resources production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in the energy sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the XLE and, therefore, the price of the XLE and the value of the Notes.

Tax-related Risks
The tax consequences of an investment in your Notes are uncertain
The tax consequences of an investment in your Notes are uncertain, both as to the timing and character of any inclusion in income in respect of your Notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your Notes, and any such guidance could adversely affect the value and the tax treatment of your Notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – U.S. Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your Notes in your particular circumstances.

Your Notes may be subject to the constructive ownership rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to  your Notes. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your Notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.

THE UNDERLYINGS
All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources.  The information reflects the policies of, and is subject to change by, BlackRock Fund Advisors, the Investment Advisor of the  iShares® U.S. Real Estate ETF, and Invesco Capital Management LLC (“Invesco”), the Investment Advisor of the Health Care Select Sector SPDR® Fund and the Energy Select Sector SPDR® Fund.  The Investment Advisors, which license the copyright and all other rights to the Underlyings, have no obligation to continue to publish, and may discontinue publication of, the Underlyings.  The consequences of the Investment Advisors discontinuing publication of the Underlyings are discussed in “Description of the Notes— Discontinuance of Any Index or ETF; Alteration of Method of Calculation” in the accompanying product supplement.  None of us, the Calculation Agent, or Jefferies LLC accepts any responsibility for the calculation, maintenance or publication of the Underlyings or any successor underlying.  None of us, the Calculation Agent, Jefferies LLC or any of our other affiliates makes any representation to you as to the future performance of the Underlyings.  You should make your own investigation into the Underlyings.
The iShares® U.S. Real Estate ETF
The iShares® U.S. Real Estate ETF is an exchange-traded fund managed by iShares Trust (“iShares”), a registered investment company. iShares consists of numerous separate investment portfolios, including the iShares® U.S. Real Estate ETF. BlackRock Fund Advisors is the investment adviser to the iShares® U.S. Real Estate ETF. The iShares® U.S. Real Estate ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Capped Index. The Dow Jones U.S. Real Estate Capped Index became the IYR’s underlying index on January 25, 2021. Prior to January 25, 2021, the Fund tracked the Dow Jones U.S. Real Estate Index.
The Dow Jones U.S. Real Estate Capped Index
The Dow Jones U.S. Real Estate Capped Index is reported by Bloomberg L.P. under the ticker symbol “DJUSRCUP.
The Dow Jones U.S. Real Estate Capped Index is a modified market capitalization-weighted index that is designed to track the performance of real estate investment trusts (“REITs”) and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies, with a cap applied to ensure diversification among constituents.
Index composition of the Dow Jones U.S. Real Estate Capped Index is the same as the underlying sector index, which is the Dow Jones U.S. Real Estate Index. Constituent changes are incorporated in the Dow Jones U.S. Real Estate Capped Index as and when they are made in the Dow Jones U.S. Real Estate Index. Any addition not coinciding with a reweighting effective date, except for spin-offs, will be added to the Dow Jones U.S. Real Estate Capped Index with the largest additional weight factor currently represented in the Dow Jones U.S. Real Estate Capped Index.
For capping purposes, the Dow Jones U.S. Real Estate Capped Index is rebalanced quarterly after the close of business on the third Friday of March, June, September and December. The reference date for capping is the Wednesday before the second Friday of the rebalancing month. The Dow Jones U.S. Real Estate Capped Index is also reviewed daily based on each company’s capped market capitalization weight. Daily capping is only performed when the sum of companies with a weight greater than 5% exceeds 25%. When daily capping is necessary, the changes are announced after the close of business on the day in which the daily weight cap is exceeded, with the reference date after the close of that same business day. Changes are effective after the close of the next trading day. While capping is reviewed daily, the Dow Jones U.S. Real Estate Capped Index may be capped on a less frequent basis. Both the quarterly capping process and the daily capping process are performed according to the following procedures:
(1)
With prices reflected on the rebalancing price reference date, adjusted for any applicable corporate actions, and membership, shares outstanding and investable weight factors (“IWFs”) as of the rebalancing effective date, each company is weighted by float-adjusted market capitalization (“FMC”). Modifications are made as defined below.

(2)
If any company’s weight exceeds the weight cap of 10%, that company’s weight is capped at 10% and all excess weight is proportionally redistributed to all uncapped companies within the index. If after this redistribution any company breaches the weight cap, the process is repeated iteratively until no company breaches the company capping rule.

(3)	Then, the aggregate weight of the companies with a weight greater than 4.5% cannot exceed the aggregate cap of 22.5%.
(4)
If the rule in step 3 is breached, all the companies are ranked in descending order of their weights and the company with the smallest weight above 4.5% is identified. The weight of this company is, then, reduced either until the rule in step 3 is satisfied or it reaches 4.5%.

(5)
This excess weight is proportionally redistributed to all companies with weights below 4.5%. Any company that receives weight cannot breach the 4.5% cap. This process is repeated iteratively until step 3 is satisfied.

(6)
Index share amounts are assigned to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.

The Dow Jones U.S. Real Estate Index
The Dow Jones U.S. Real Estate Index is designed to track the performance of REITs and other companies that invest directly or indirectly in real estate through development, management, or ownership, including property agencies. REITs are passive investment vehicles that invest primarily in income producing real estate or real estate-related loans and interests.
The Dow Jones U.S. Real Estate Index is one of the 20 supersector indices that make up the Dow Jones U.S. Index. The Dow Jones U.S. Real Estate Index is a subset of the Dow Jones U.S. Index, which is designed to be a measure of the U.S. stock market, covering 95% of U.S. stocks by FMC, excluding the most thinly traded securities. The Dow Jones U.S. Real Estate Index is weighted by FMC, rather than full market capitalization, to reflect the actual number of shares available to investors.
The Dow Jones U.S. Real Estate Index universe is defined as all stocks traded on the major U.S. stock exchanges, minus any non-common issues and illiquid stocks. Index component candidates are filtered through screens for share class and eligibility. For share class, index component candidates must be common shares or other securities that have the characteristics of common equities. All classes of common shares, both fully and partially paid, are eligible. Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership. REITs, listed property trusts and similar real property-owning pass-through structures taxed as REITs by their domiciles are also eligible. In some cases, companies issue multiple share classes. All publicly listed multiple share class lines are eligible for index inclusion. A separate IWF, which is an adjustment factor that accounts for publicly available shares of a company, is calculated for each included share class. For liquidity, each stock must meet two separate liquidity criteria to be considered eligible for inclusion:
●
12-Month Median Value Traded Ratio (MVTR). Stocks must have a MVTR of at least 20%. Current constituents remain eligible if they have a MVTR of at least 14%. This ratio is calculated by taking the median daily value traded amount for each of the 12 months preceding the rebalancing reference date, multiplying the amount by the number of days that the stock traded during that month, and then dividing by its end-of-month FMC. The sum of the 12 monthly values is the MVTR for that stock. If a stock has traded for less than 12 months, the average of the available monthly values is taken and multiplied by 12.

●
6-Month Median Daily Value Traded (MDVT). Stocks must have a MDVT over the six months prior to the rebalancing reference date of at least US$ 250,000. Current constituents remain eligible if they have a MDVT of at least US$ 175,000. If a stock has traded for less than six months, the MDVT amount for as long as the stock has been trading is used.

Stocks in the index universe are sorted by FMC. Stocks in the top 95% of the index universe by FMC are selected as constituents of the Dow Jones U.S. Index. Selection is subject to a 2% buffer for current and non-current stocks. Current constituents remain eligible up to the 97th percentile as ranked by FMC. Non-constituents are eligible up to the 93rd percentile as ranked by FMC. The capitalization thresholds are calculated once a year during the annual reconstitution and used for screening potential additions during the quarterly rebalancings.
Stocks selected as components of the Dow Jones U.S. Index are then categorized into subsectors based on their primary source of revenue. The subsectors are rolled up into sectors, which in turn are rolled up into supersectors and finally into industries. Subsectors, sectors, supersectors and industries are defined by a proprietary classification system used by S&P Dow Jones. The Dow Jones U.S. Real Estate Index is a supersector that is a subset of the Dow Jones U.S. Index.

The Dow Jones Real Estate Index is calculated by means of the divisor methodology. On any given day, the index value is the quotient of the total FMC of the Dow Jones Real Estate Index’s constituents and its divisor. The key to index maintenance is the adjustment of the divisor. Index maintenance –reflecting changes in shares outstanding, corporate actions, addition or deletion of stocks to the index – should not change the level of the index. This is accomplished with an adjustment to the divisor. Any change to the stocks in the index that alters the total market value of the index while holding stock prices constant will require a divisor adjustment.
The Dow Jones U.S. Real Estate Index is reconstituted annually in September. The process includes the review of all stocks in their respective markets to determine eligibility according to the existing criteria. The reference date for data used in the annual reconstitution is the last business day in July. In addition, the IWF for each stock is reviewed and updated as needed. Changes are implemented at the opening of trading on the Monday following the third Friday of September. Changes to shares and IWFs are implemented at the open of trading on the Monday following the third Friday of March, June and December.
Additions. Except for quarterly additions, initial public offerings (“IPOs”) and spin-offs, there are no additions between rebalancings. Any stocks considered for addition at a quarterly rebalancing must have an FMC larger than the smallest stock included in the Dow Jones U.S. Real Estate Index at the time of the previous reconstitution.
Quarterly Additions. IPOs as well as new listings on eligible exchanges and issues that emerged from bankruptcy status can be added to the Dow Jones U.S. Real Estate Index on a quarterly basis. The criteria for inclusion are the same as that used at the annual reconstitution. Market cap and liquidity are evaluated as of the reference date. Any stocks considered for addition at the quarterly rebalancing must have an FMC larger than the smallest stock included in the Dow Jones U.S. Real Estate Index at the time of the previous reconstitution. In addition, the stock must have a trading history of at least three months as of the reference date. Since the stocks will have traded less than a full year, the trading value data that is available is annualized to determine index eligibility. The reference date for quarterly inclusions is five weeks prior to the effective rebalancing date, and additions are effective at the open of Monday following the third Friday of March, June, September, and December.
Spin-offs. Spin-offs from current index constituents are eligible for index inclusion and are included in the Dow Jones U.S. Real Estate Index on their ex-dates. Spin-offs are assigned the same size and style as the parent company at the time of the event. All spin-off sizes are evaluated at the next quarterly review.
Deletions. Between rebalancings, a company can be deleted from the Dow Jones U.S. Real Estate Index due to corporate events such as mergers, acquisitions, takeovers, delistings or bankruptcies. A company is deleted from the Dow Jones U.S. Real Estate Index if it is involved in a merger, acquisition, or significant restructuring such that it no longer meets the eligibility criteria. If a company’s shares are no longer available or are no longer trading, the company is deleted from the Dow Jones U.S. Real Estate Index as soon as reasonably possible providing that five days’ notice is given. In the event the information of delisting, bankruptcy or ineligible status becomes public after the fact, the stock may be removed with a one-day notice period.
Corporate Actions. Corporate actions (such as stock splits, stock dividends, spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date. Share changes resulting from exchange offers are applied on the ex-date.
Historical Performance of the  iShares® U.S. Real Estate ETF
The following graph sets forth the daily historical performance of the  iShares® U.S. Real Estate ETF in the period from January 1, 2018 through January 14, 2025.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of the  iShares® U.S. Real Estate ETF.
The Health Care Select Sector SPDR® Fund
The shares of the XLV are issued by Select Sector SPDR® Trust, a registered investment company. The XLV seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Health Care Select Sector Index, its underlying index. The Health Care Select Sector Index measures the performance of the health care sector of the U.S. equity market. The XLV is composed of equity securities of companies in the health care equipment & services and pharmaceuticals, biotechnology and life sciences industries. The XLV trades on the NYSE Arca under the ticker symbol “XLV.”
Investment Approach

The XLV utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Health Care Select Sector Index. The XLV will invest in substantially all of the securities which comprise the Health Care Select Sector Index. The XLV will normally invest at least 95% of its total assets in common stocks that comprise the Health Care Select Sector Index.

Investment Objective and Strategy
The XLV seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Health Care Select Sector Index. The investment manager of the XLV uses a replication strategy to try to achieve the XLV’s investment objective, which means that the XLV generally invests in substantially all of the securities represented in the Health Care Select Sector Index in approximately the same proportions as the Health Care Select Sector Index. Under normal market conditions, the XLV generally invests at least 95% of its total assets in the securities comprising the Health Care Select Sector Index. In certain situations or market conditions, the XLV may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the XLV’s investment objective and is in the best interest of the XLV. For example, if the XLV is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Health Care Select Sector Index that it tracks. Consequently, under such circumstances, the XLV may invest in a different mix of investments than it would under normal circumstances. The XLV will provide shareholders with at least 60 days’ notice prior to any material change in its investment policies. The XLV is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed underlying, which typically seeks to outperform a Benchmark Index.

Notwithstanding the XLV’s investment objective, the return on your Notes will not reflect any dividends paid on shares of the XLV, on the securities purchased by the XLV or on the securities that comprise the Health Care Select Sector Index.
The Select Sector Indices

The underlying index of the XLV is part of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index (“SPX”). Each stock in the SPX is allocated to at least one Select Sector Index, and the combined companies of the eleven Select Sector Indices represent all of the companies in the SPX. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The eleven Select Sector Indices seek to represent the eleven SPX sectors. The index compilation agent for these indices (the “Index Compilation Agent”) determines the composition of the Select Sector Indices based on S&P’s sector classification methodology. (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:
●	Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the SPX.
●	The eleven Select Sector Indices together will include all of the companies represented in the SPX and each of the stocks in the SPX will be allocated to at least one of the Select Sector Indices.
●
The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index. The Index Compilation Agent assigns a company’s stock to a particular Select Sector Index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard.

●
Each Select Sector Index is calculated by S&P Dow Jones Indices using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index.

●
For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures: (1) The rebalancing reference date is two business days prior to the last calculation day of each quarter; and (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding, additional weight factor (capping factor) and investable weight factors (as described in the section “Computation of the S&P 500 Index®” below) as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as defined below.

(i)
The indices are first evaluated to ensure none of the indices breach the maximum allowable limits defined in rules (ii) and (v) below. If any of the allowable limits are breached, the component stocks are reweighted based on their float-adjusted market capitalization weights.

(ii)
If any component stock has a weight greater than 24%, that component stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no component stock exceeds 25% as of the quarter-end diversification requirement date.

(iii)	All excess weight is equally redistributed to all uncapped component stocks within the relevant Select Sector Index.
(iv)
After this redistribution, if the float-adjusted market capitalization weight of any other component stock(s) then breaches 23%, the process is repeated iteratively until no component stock breaches the 23% weight cap.

(v)	The sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
(vi)
If the rule in step (v) is breached, all the component stocks are ranked in descending order of their float-adjusted market capitalization weights and the first component stock that causes the 50% limit to be breached has its weight reduced to 4.6%.

(vii)	This excess weight is equally redistributed to all component stocks with weights below 4.6%. This process is repeated iteratively until step (v) is satisfied.
(viii)
Index share amounts are assigned to each component stock to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each component stock at the rebalancing differs somewhat from these weights due to market movements.

(ix)
If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure conformity with all diversification requirements.

●
Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

●
The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P Dow Jones Indices that a Component Stock’s Select Sector Index assignment should be changed, S&P Dow Jones Indices will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

●
Component Stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P Dow Jones Indices for additions and deletions from the SPX insofar as practicable.

The S&P 500® Index
The S&P 500® Index (the “SPX) includes a representative sample of 500 companies in leading industries of the U.S. economy. The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.
The SPX includes companies from eleven main groups: Communication Services; Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Real Estate; Materials; and Utilities. SPDJI may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.
Company additions to the SPX must have an unadjusted company market capitalization of $18.0 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $15.8 billion or more).
SPDJI calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the SPX constituent stocks and received the dividends paid on those stocks.
Computation of the SPX
While SPDJI currently employs the following methodology to calculate the SPX, no assurance can be given that SPDJI will not modify or change this methodology in a manner that may affect payment on the notes.
Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, SPDJI began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. SPDJI’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.
Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.
Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.
For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, SPDJI would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, SPDJI would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the SPX. Constituents of the SPX prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the SPX. If a constituent company of the SPX reorganizes into a multiple share class line structure, that company will remain in the SPX at the discretion of the S&P Index Committee in order to minimize turnover.
The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.
Index Maintenance
Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.
To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the SPX closing level.
Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. Share changes due to mergers or acquisitions of publicly held companies that trade on a major exchange are implemented when the transaction occurs, even if both of the companies are not in the same headline index, and regardless of the size of the change. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, Notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday.
Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

If a change in a company’s shares outstanding of 5.00% or more causes a company’s IWF to change by five percentage points or more, the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case by case basis.
Historical Performance of the Health Care Select Sector SPDR® Fund
The following graph sets forth the daily historical performance of the Health Care Select Sector SPDR® Fund in the period from January 1, 2018 through January 14, 2025.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the price of the Underlying during any period set forth above is not an indication that the price of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of the Health Care Select Sector SPDR® Fund.
The Energy Select Sector SPDR® Fund
The shares of the XLE are issued by Select Sector SPDR® Trust, a registered investment company. The XLE seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Energy Select Sector Index, its Underlying Index. The Energy Select Sector Index measures the performance of the energy sector of the U.S. equity market. The XLE is composed of equity securities of companies in the oil, gas and consumable fuel, energy equipment and services industries. The XLE trades on the NYSE Arca under the ticker symbol “XLE.”
Investment Approach
The XLE utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Energy Select Sector Index. The XLE will invest in substantially all of the securities which comprise the Energy Select Sector Index. The XLE will normally invest at least 95% of its total assets in common stocks that comprise the Energy Select Sector Index.
Investment Objective and Strategy
The XLE seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Energy Select Sector Index. The investment manager of the XLE uses a replication strategy to try to achieve the XLE’s investment objective, which means that the XLE generally invests in substantially all of the securities represented in the Energy Select Sector Index in approximately the same proportions as the Energy Select Sector Index. Under normal market conditions, the XLE generally invests at least 95% of its total assets in the securities comprising the Energy Select Sector Index. In certain situations or market conditions, the XLE may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the XLE’s investment objective and is in the best interest of the XLE. For example, if the XLE is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Energy Select Sector Index that it tracks. Consequently, under such circumstances, the XLE may invest in a different mix of investments than it would under normal circumstances. The XLE will provide shareholders with at least 60 days notice prior to any material change in its investment policies. The XLE is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed underlying, which typically seeks to outperform a Benchmark Index.
Notwithstanding the XLE’s investment objective, the return on your Notes will not reflect any dividends paid on shares of the XLE, on the securities purchased by the XLE or on the securities that comprise the Energy Select Sector Index. For further information, please see “The Select Sector Indices” above.

Historical Performance of the Energy Select Sector SPDR® Fund
The following graph sets forth the daily historical performance of the Energy Select Sector SPDR® Fund in the period from January 1, 2018 through January 14, 2025.  We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.
This historical data on the Underlying is not necessarily indicative of the future performance of the Underlying or what the value of the Notes may be.  Any historical upward or downward trend in the level of the Underlying during any period set forth above is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the Notes.
Before investing in the Notes, you should consult publicly available sources for the prices and trading pattern of the Energy Select Sector SPDR® Fund.

HEDGING
In order to meet our payment obligations on the Notes, at the time we issue the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with one or more of our subsidiaries.  The terms of these hedging arrangements are determined based upon terms provided by our subsidiaries, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Underlyings, the tenor of the Notes and the hedging arrangements.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The hedging arrangements may include hedging related charges, reflecting the costs associated with, and our subsidiaries’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount.
For further information, see “Risk Factors” beginning on page PS-7 of this pricing supplement.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following section supplements the discussion of U.S. federal income taxation in the accompanying product supplement.
The following section is the opinion of Sidley Austin LLP, our counsel. In addition, it is the opinion of Sidley Austin LLP that the characterization of the Notes for U.S. federal income tax purposes that will be required under the terms of the Notes, as discussed below, is a reasonable interpretation of current law.
This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
■	a dealer in securities or currencies;
■	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
■	a bank;
■	a life insurance company;
■	a tax exempt organization;
■	a partnership;
■	a regulated investment company;
■	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
■	a common trust fund;
■	a person that owns a Note as a hedge or that is hedged against interest rate risks;
■	a person that owns a Note as part of a straddle or conversion transaction for tax purposes; or
■	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.
Although this section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your Notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your Notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

 You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders
This section applies to you only if you are a U.S. Holder that holds your Notes as a capital asset for tax purposes. You are a “U.S. Holder” if you are a beneficial owner of each of your Notes and you are:
■	a citizen or resident of the United States;
■	a domestic corporation;
■	an estate whose income is subject to U.S. federal income tax regardless of its source; or
■
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment
You will be obligated pursuant to the terms of the Notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your Notes for all tax purposes as income-bearing pre-paid derivative contracts in respect of the Underlyings. Except as otherwise stated below, the discussion herein assumes that the Notes will be so treated.
Coupon payments that you receive should be included in ordinary income at the time you receive the payment or when the payment accrues, in accordance with your regular method of accounting for U.S. federal income tax purposes.
Upon the sale, exchange, redemption or maturity of your Notes, you should recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash you receive at such time (excluding any amounts attributable to accrued and unpaid periodic Coupon Payments, which will be taxable as described above) and your tax basis in the Notes. Your tax basis in the Notes will generally be equal to the amount that you paid for the Notes. If you hold your Notes for more than one year, such gain or loss generally will be long-term capital gain or loss. If you hold your Notes for one year or less, such gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your Notes. If your Notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange, redemption or maturity of your Notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the Notes.
We will not attempt to ascertain whether the issuer of an Underlying would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code. If the issuer of an Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuer of an Underlying and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of an Underlying is or becomes a PFIC.
No statutory, judicial or administrative authority directly discusses how your Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
Alternative Treatments
There is no judicial or administrative authority discussing how your Notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service (“IRS”) might assert that a treatment other than that described above is more appropriate. For example, the IRS could treat your Notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your Notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your Notes prior to your receipt of cash attributable to that income.
If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange, redemption or maturity of your Notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your Notes, and, thereafter, capital loss.
If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases Notes at a price other than the adjusted issue price as determined for tax purposes.
It is also possible that your Notes could be treated in the manner described above, except that (1) any gain or loss that you recognize upon sale, exchange, redemption or maturity would be treated as ordinary income or loss or (2) you should not include the periodic Coupon Payments, if any, in income as you receive them but instead you should reduce your basis in your Notes by the amount of the periodic Coupon Payments you receive. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your Notes for U.S. federal income tax purposes.
It is also possible that the Internal Revenue Service could seek to characterize your Notes as notional principal contracts.  It is also possible that the coupon payments would not be treated as either ordinary income or interest for U.S. federal income tax purposes, but instead would be treated in some other manner.
You should consult your tax advisor as to possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Possible Change in Law
On December 7, 2007, the IRS released a notice stating that the IRS and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the Notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the Notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the IRS determine that some other treatment is more appropriate.
Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your Notes after the bill was enacted to accrue interest income over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.
It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.
Backup Withholding and Information Reporting
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement. Please see the discussion under “United States Federal Taxation — U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.
Non-U.S. Holders
This section applies to you only if you are a Non-U.S. Holder. You are a “Non-U.S. Holder” if you are the beneficial owner of Notes and are, for U.S. federal income tax purposes:
■	a nonresident alien individual;
■	a foreign corporation; or
■	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.
The term “Non-U.S. Holder” does not include any of the following holders:
■
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

■	certain former citizens or residents of the United States; or
■	a holder for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.
Such holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes.
Because the U.S. federal income tax treatment (including the applicability of withholding) of the periodic Coupon Payments on the Notes is uncertain, in the absence of further guidance, we intend to withhold on the periodic Coupon Payments made to you at a 30% rate or at a lower rate specified by an applicable income tax treaty under an “other income” or similar provision. We will not make payments of any additional amounts. To claim a reduced treaty rate for withholding, you generally must provide a valid Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W-8BEN-E, or an acceptable substitute form upon which you certify, under penalty of perjury, your status as a non-United States holder and your entitlement to the lower treaty rate. Payments will be made to you at a reduced treaty rate of withholding only if such reduced treaty rate would apply to any possible characterization of the payments (including, for example, if the periodic Coupon Payments were characterized as contract fees). Withholding also may not apply to periodic Coupon Payments made to you if: (i) the periodic Coupon Payments are “effectively connected” with your conduct of a trade or business in the United States and are includable in your gross income for U.S. federal income tax purposes, (ii) the periodic Coupon Payments are attributable to a permanent establishment that you maintain in the United States, if required by an applicable tax treaty, and (iii) you comply with the requisite certification requirements (generally, by providing an Internal Revenue Service Form W-8ECI). If you are eligible for a reduced rate of United States withholding tax, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.
“Effectively connected” payments includable in your United States gross income are generally taxed at rates applicable to United States citizens, resident aliens, and domestic corporations; if you are a corporate non-U.S. holder, “effectively connected” payments may be subject to an additional “branch profits tax” under certain circumstances.
We will not attempt to ascertain whether the issuer of an Underlying would be treated as a “United States real property holding corporation” (“USRPHC”), within the meaning of Section 897 of the Code. If the issuer of an Underlying were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a Non-U.S. Holder of the Notes. You should refer to information filed with the SEC by the issuer of an Underlying and consult your tax advisor regarding the possible consequences to you, if any, if the issuer of an Underlying is or becomes a USRPHC.
You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus supplement under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” with respect to payments on your Notes at maturity and, notwithstanding that we do not intend to treat the Notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your Notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Federal Taxation — Non-U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-U.S. Holders of the Notes should consult their tax advisors in this regard.
Furthermore, on December 7, 2007, the IRS released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your Notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your Notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.
In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any coupon payments and any amounts you receive upon the sale, exchange, redemption or maturity of your Notes, could be collected via withholding. If these regulations were to apply to the Notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the  iShares® U.S. Real Estate ETF, the Health Care Select Sector SPDR® Fund or the Energy Select Sector SPDR® Fund during the term of the Notes. We could also require you to make certifications (e.g., an applicable IRS Form W-8) prior to any coupon payment or the maturity of the Notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2027, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017. In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations). We have determined that, as of the issue date of your Notes, your Notes will not be subject to withholding under these rules. In certain limited circumstances, however, you should be aware that it is possible for Non-U.S. Holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required. You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your Notes for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Legislation commonly referred to as “FATCA” generally imposes a gross-basis withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify or supplement these requirements. This legislation generally applies to certain financial instruments that are treated as paying U.S.-source interest or other U.S.-source “fixed or determinable annual or periodical” (“FDAP”) income. Current provisions of the Code and Treasury regulations that govern FATCA treat gross proceeds from a sale or other disposition of obligations that can produce U.S.-source interest or FDAP income as subject to FATCA withholding. However, under recently proposed Treasury regulations, such gross proceeds would not be subject to FATCA withholding. In its preamble to such proposed regulations, the Treasury Department and the IRS have stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. We will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the potential application of FATCA to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., will act as our Agent in connection with the offering of the Notes.  Subject to the terms and conditions contained in a distribution agreement between us and Jefferies LLC, the Agent has agreed to use its reasonable efforts to solicit purchases of the Notes.  We have the right to accept offers to purchase Notes and may reject any proposed purchase of the Notes.  The Agent may also reject any offer to purchase Notes.  An affiliate of the Issuer will pay a structuring fee of up to $6.00 per Note in connection with the distribution of the Notes to other registered broker-dealers.
We may also sell Notes to the Agent who will purchase the Notes as principal for its own account.  In that case, the Agent will purchase the Notes at a price equal to the issue price specified on the cover page of this pricing supplement, less a discount.  The discount will equal the applicable commission on an agency sale of the Notes.
The Agent may resell any Notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the Agent received from us.  If all the Notes are not sold at the initial offering price, the Agent may change the offering price and the other selling terms.
The Agent will sell any unsold allotment pursuant to this pricing supplement from time to time in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of time of sale, prices relating to the prevailing market prices or negotiated prices.
We may also sell Notes directly to investors.  We will not pay commissions on Notes we sell directly.
The Agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act.  We have agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act.
If the Agent sells Notes to dealers who resell to investors and the Agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.
The Agent is offering the Notes, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the Notes, and other conditions contained in the distribution agreement, such as the receipt by the Agent of officers’ certificates and legal opinions.  The Agent reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Agent is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  See “Conflict of Interest” below.
The Agent is not acting as your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from the Agent in connection with the Notes as investment advice or a recommendation to purchase the Notes.  You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.
We expect to deliver the Notes against payment therefor in New York, New York on January 29, 2025, which will be the third scheduled business day following the initial pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the Notes occurs more than one business day from a pricing date, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.
Jefferies LLC and any of our other broker-dealer subsidiaries may use this pricing supplement, the prospectus and the prospectus supplements for offers and sales in secondary market transactions and market-making transactions in the Notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  Our subsidiaries may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.
Notice to Prospective Investors in the European Economic Area
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (the “EEA”) will only be made to a legal entity which is a qualified investor under the Prospectus Regulation (“EEA Qualified Investors”). Accordingly any

person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to EEA Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to EEA Qualified Investors.
PROHIBITION OF SALES TO EEA RETAIL INVESTORS –– The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
Notice to Prospective Investors in the United Kingdom
This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement is not a prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”) (the "UK Prospectus Regulation"). This pricing supplement and the accompanying product supplement, prospectus and prospectus supplement have been prepared on the basis that any offer of Notes  in the United Kingdom will only be made to a legal entity which is a qualified investor under the UK Prospectus Regulation (“UK Qualified Investors”). Accordingly any person making or intending to make an offer in the United Kingdom of Notes which are the subject of the offering contemplated in this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement may only do so with respect to UK Qualified Investors. Neither the Issuer nor the Agent have authorized, nor do they authorize, the making of any offer of Notes other than to UK Qualified Investors.
PROHIBITION OF SALES TO UK RETAIL INVESTORS – The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.
The communication of this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person  for the purposes of Section 21 of the FSMA.  Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom.  The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or who fall within Article 49(2)(a) to (d)  of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”).  In the United Kingdom the Notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement relates will be engaged in only with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement and the accompanying product supplement, prospectus and prospectus supplement or any of their contents.
Other Regulatory Restrictions in the United Kingdom
Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.
All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

CONFLICT OF INTEREST
Jefferies LLC, the broker-dealer subsidiary of Jefferies Financial Group Inc., is a member of FINRA and will participate in the distribution of the Notes.  Accordingly, the offering is subject to the provisions of FINRA Rule 5121 relating to conflicts of interests and will be conducted in accordance with the requirements of Rule 5121.  Jefferies LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written specific approval of the customer.

LEGAL MATTERS
The validity of the Notes is being passed on for us by Sidley Austin LLP, New York, New York.

EXPERTS
The financial statements of Jefferies Financial Group Inc. as of November 30, 2023 and 2022, and for each of the three years in the period ended November 30, 2023, incorporated by reference in this prospectus supplement from Jefferies Financial Group Inc.’s Annual Report on Form 10-K, and the effectiveness of the Jefferies Financial Group Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$
Jefferies
Jefferies Financial Group Inc.
Senior Autocallable Contingent Coupon Barrier Notes due January 27,
2028 Linked to the Worst-Performing of the iShares® U.S. Real Estate
ETF, the Health Care Select Sector SPDR® Fund and the Energy Select
Sector SPDR® Fund

PRICING SUPPLEMENT

, 2025